                                    EXHIBIT C
                                    ---------

                       Supplemental Guarantor Information
     SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
                   For the six months ended December 31, 2001
                                (A$ in millions)


                                                                                  The News       Guarantor           Guarantor
                                                                News America     Corporation    Wholly Owned     Non-Wholly Owned
                                                                Incorporated     Limited (1)   Subsidiaries (1)    Subsidiaries
                                                               ---------------   ------------  ----------------  -----------------
Sales Revenues                                                        5                  --             610              --
                                                                 ------              ------          ------          ------
Costs and expenses                                                   49                  --             574              32
Depreciation and amortization                                         1                  --              13              --
                                                                 ------              ------          ------          ------
Total operating expenses                                             50                  --             587              32
                                                                 ------              ------          ------          ------
Operating profit (loss)                                             (45)                 --              23             (32)
                                                                 ------              ------          ------          ------
Net profit (loss) from associated entities                          (76)                 --              16              (3)
Net profit (loss) from subsidiary entities                        2,325              (1,041)          1,967           1,498
Net borrowing costs                                              (1,760)                  3             453             121
Dividend on exchangeable preferred securities                       (58)                 --              --              --
                                                                 ------              ------          ------          ------
                                                                    431              (1,038)          2,436           1,616
                                                                 ------              ------          ------          ------
Profit (loss) before abnormals and tax                              386              (1,038)          2,459           1,584

Abnormal items before tax                                          (102)                 --          (1,390)            (72)
                                                                 ------              ------          ------          ------
Profit (loss) from ordinary activities before tax                   284              (1,038)          1,069           1,512

Income tax benefit (expense)                                         --                  --              (4)             --
                                                                 ------              ------          ------          ------
Net profit (loss) after tax                                         284              (1,038)          1,065           1,512

Outside equity interest                                              --                  --              --              --
                                                                 ------              ------          ------          ------
Net profit (loss) attributable to members of the parent entity      284              (1,038)          1,065           1,512
                                                                 ------              ------          ------          ------

                                                                                                                         The News
                                                                Non-Guarantor     Non-Guarantor                         Corporation
                                                                 Wholly Owned    Non-Wholly Owned  Reclassifications    Limited and
                                                                 Subsidiaries      Subsidiaries   and Eliminations (5)  Subsidiaries
                                                               ---------------  ----------------  --------------------  ------------
Sales Revenues                                                     4,285              10,742            (1,004)             14,638
                                                                 -------             -------           -------             -------
Costs and expenses                                                 3,564               9,265              (885)             12,599
Depreciation and amortization                                        144                 218                --                 376
                                                                 -------             -------           -------             -------
Total operating expenses                                           3,708               9,483              (885)             12,975
                                                                 -------             -------           -------             -------
Operating profit (loss)                                              577               1,259              (119)              1,663
                                                                 -------             -------           -------             -------
Net profit (loss) from associated entities                          (400)               (125)             (638)             (1,226)
Net profit (loss) from subsidiary entities                            --                  --            (4,749)                 --
Net borrowing costs                                                1,495                (387)             (450)               (525)
Dividend on exchangeable preferred securities                         16                  --                (5)                (47)
                                                                 -------             -------           -------             -------
                                                                   1,111                (512)           (5,842)             (1,798)
                                                                 -------             -------           -------             -------
Profit (loss) before abnormals and tax                             1,688                 747            (5,961)               (135)

Abnormal items before tax                                         (7,095)              1,096             7,286                (277)
                                                                 -------             -------           -------             -------
Profit (loss) from ordinary activities before tax                 (5,407)              1,843             1,325                (412)

Income tax benefit (expense)                                         (33)               (145)             (222)               (404)
                                                                 -------             -------           -------             -------
Net profit (loss) after tax                                       (5,440)              1,698             1,103                (816)

Outside equity interest                                               --                (123)              (99)               (222)
                                                                 -------             -------           -------             -------
Net profit (loss) attributable to members of the parent entity    (5,440)              1,575             1,004              (1,038)
                                                                 -------             -------           -------             -------

                 See notes to supplemental guarantor information

     SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                           As of December 31, 2001
                               (A$ in millions)

                                                                                            Guarantor
                                                            The News       Guarantor        Non-Wholly
                                             News America  Corporation    Wholly Owned        Owned
                                             Incorporated  Limited (1)    Subsidiaries (1) Subsidiaries
                                             ------------  -------------  ---------------  -------------
ASSETS

Current Assets
  Cash                                           3,946              9           (1,416)            110
  Receivables                                      129              -              551             124
  Inventories                                        -              -               88              24
  Prepaid Expenses & Other                          74              -               25              21
                                             ---------    -----------    -------------    ------------

Total Current Assets                             4,149              9             (752)            279
                                             ---------    -----------    -------------    ------------

Investments
  Equity in Associated Companies
    and Other Investments                          832              -           13,432             100
  Intragroup Investments                        51,755         31,090           96,011          25,303
                                             ---------    -----------    -------------    ------------
Total Investments                               52,587         31,090          109,443          25,403
                                             ---------    -----------    -------------    ------------

Property, Plant and Equipment - Net                 87              -            1,058               -
                                             ---------    -----------    -------------    ------------

Other Assets
  Intercompany                                 (30,725)        10,202          (35,541)          1,768
  Goodwill                                           -              -                -               -
  Publishing Rights, Titles and TV Licenses        107              -              958              11
  Long Term Receivables                             78              -               12             169
  Inventories                                      (99)             -              100               -
  Prepaid Expenses and Other                       228              -              392               -
                                             ---------    -----------    -------------    ------------

Total Other Assets                             (30,411)        10,202          (34,079)          1,948
                                             ---------    -----------    -------------    ------------

TOTAL ASSETS                                    26,412         41,301           75,670          27,630
                                             ---------    -----------    -------------    ------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Interest bearing liabilities                      54              -                -               -
  Other current liabilities                         31            146            1,063             105
                                             ---------    -----------    -------------    ------------

Total Current Liabilities                           85            146            1,063             105

Non-current Liabilities
  Interest bearing liabilities                  16,108              -                -               -
  Other non-current liabilities                  1,308              -              212             450
                                             ---------    -----------    -------------    ------------

Total Non-Current Liabilities                   17,416              -              212             450

  Exchangeable Preferred Securities              1,828              -                -               -
                                             ---------    -----------    -------------    ------------
Total liabilities including exchangeable
  preferred securities                          19,329            146            1,275             555

Stockholders' Equity                             7,083         41,155           74,395          27,075
                                             ---------    -----------    -------------    ------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     26,412         41,301           75,670          27,630
                                             =========    ===========    =============    ============

                                                                                                     The News
                                             Non-Guarantor   Non-Guarantor                          Corporation
                                             Wholly Owned  Non-Wholly Owned  Reclassifications      Limited and
                                             Subsidiaries    Subsidiaries    and Eliminations (5)   Subsidiaries
                                             ------------- ----------------  --------------------   -------------
ASSETS
Current Assets
  Cash                                             3,308                290                   -              6,247
  Receivables                                      1,847              6,376                (719)             8,308
  Inventories                                        486              2,696                   -              3,294
  Prepaid Expenses & Other                           262                360                   2                744
                                             -----------   ----------------  ------------------      -------------

 Total Current Assets                              5,903              9,722                (717)            18,593
                                             -----------   ----------------  ------------------      -------------

Investments
  Equity in Associated Companies
   and Other Investments                           6,607              3,361              (3,451)            20,881
  Intragroup Investments                          43,900             22,985            (271,044)                 -
                                             -----------   ----------------     ---------------      -------------

Total Investments                                 50,507             26,346            (274,495)            20,881
                                             -----------   ----------------     ---------------      -------------

Property, Plant and Equipment - Net                3,055              3,032                  (6)             7,226
                                             -----------   ----------------     ---------------      -------------

Other Assets
  Intercompany                                    60,557             (6,874)                613                  -
  Goodwill                                            74                492                 (80)               486
  Publishing Rights, Titles and TV Licenses        6,989             27,148               3,171             38,384
  Long Term Receivables                              390              1,331                (985)               995
  Inventories                                        128              5,758                (547)             5,340
  Prepaid Expenses and Other                          73                356                 (50)               999
                                             -----------   ----------------     ---------------      -------------

Total Other Assets                                68,211             28,211               2,122             46,204
                                             -----------   ----------------     ---------------      -------------

TOTAL ASSETS                                     127,676             67,311            (273,096)            92,904
                                             -----------   ----------------     ---------------      -------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Interest bearing liabilities                        36                  -                   -                 90
  Other current liabilities                        2,523              8,867              (1,441)            11,294
                                             -----------   ----------------    ----------------      -------------

Total Current Liabilities                          2,559              8,867              (1,441)            11,384

Non-current Liabilities
  Interest bearing liabilities                       309              1,737                   -             18,154
  Other non-current liabilities                      948              6,624              (2,592)             6,950
                                             -----------   ----------------    ----------------      -------------

Total Non-Current Liabilities                      1,257              8,361              (2,592)            25,104

  Exchangeable Preferred Securities                1,729                  -                 149              3,706
                                             -----------   ----------------     ---------------      -------------

Total liabilities including exchangeable
  preferred securities                             5,545             17,228              (3,884)            40,194

Stockholders' Equity                             122,131             50,083            (269,212)            52,710

                                             -----------   ----------------     ---------------      -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       127,676             67,311            (273,096)            92,904
                                             ===========   ================     ===============      =============

                 See notes to supplemental guarantor information

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                   For the six months ended December 31, 2001
                                (A$ in millions)

                                                                                              The News            Guarantor
                                                                       News America         Corporation         Wholly Owned
                                                                       Incorporated         Limited (1)        Subsidiaries (1)
                                                                     ----------------     ----------------    ------------------
Operating activity
  Net profit (loss) attributable to members of the parent entity                  284               (1,038)                1,065
  Adjustment for non-cash and non-operating activities
    Equity earnings net of dividends                                                5                    -                    (7)
    Net profit (loss) from subsidiary entities                                 (2,325)               1,041                (1,967)
    Depreciation and amortization                                                   1                    -                    13
    Net loss (gain) on sale of non-current assets                                 173                    -                 1,391
    Provisions and other                                                           (6)                   5                    (2)
    Change in related balance sheet accounts                                    2,659                  (20)                 (463)
                                                                     ----------------     ----------------    ------------------
Cash (used in) provided by operating activity                                     791                  (12)                   30
                                                                     ----------------     ----------------    ------------------

Investing and other activity
  Property, plant and equipment                                                   (38)                   -                    (7)
  Investments                                                                  (1,251)                   -                  (231)
  Proceeds from sale of non-current assets                                      1,616                    -                    48
                                                                     ----------------     ----------------    ------------------
Cash provided by (used in) investing activity                                     327                    -                  (190)
                                                                     ----------------     ----------------    ------------------

Financing activity
  Repayment of debt                                                              (622)                   -                     -
  Issuance of shares                                                                -                  112                     -
  Dividends paid                                                                    -                  (97)                    -
                                                                     ----------------     ----------------    ------------------
Cash (used in) provided by financing activity                                    (622)                  15                     -
                                                                     ----------------     ----------------    ------------------

Net increase (decrease) in cash                                                   496                    3                  (160)
Opening cash balance                                                            3,460                    6                (1,202)
Exchange movement on opening cash balance                                         (10)                   -                   (54)
                                                                     ----------------     ----------------    ------------------
Closing cash balance                                                            3,946                    9                (1,416)
                                                                     ----------------     ----------------    ------------------

                                                                         Guarantor         Non-Guarantor       Non-Guarantor
                                                                      Non-Wholly Owned     Wholly Owned       Non-Wholly Owned
                                                                        Subsidiaries       Subsidiaries         Subsidiaries
                                                                      ---------------     ---------------     ----------------
Operating activity
  Net profit (loss) attributable to members of the parent entity                1,512              (5,440)               1,575
  Adjustment for non-cash and non-operating activities
    Equity earnings net of dividends                                                3                  58                   83
    Net profit (loss) from subsidiary entities                                 (1,498)                  -                    -
    Depreciation and amortization                                                   -                 144                  218
    Net loss (gain) on sale of non-current assets                                  72               7,443                 (898)
    Provisions and other                                                            -                  (6)                 (62)
    Change in related balance sheet accounts                                      (88)             (1,300)              (2,624)
                                                                      ---------------    ----------------    -----------------
Cash (used in) provided by operating activity                                       1                 899               (1,708)
                                                                      ---------------    ----------------    -----------------

Investing and other activity
  Property, plant and equipment                                                     -                (146)                (109)
  Investments                                                                       -                (405)              (1,047)
  Proceeds from sale of non-current assets                                          -                   5                2,944
                                                                      ---------------    ----------------    -----------------
Cash provided by (used in) investing activity                                       -                (546)               1,788
                                                                      ---------------    ----------------    -----------------

Financing activity
  Repayment of debt                                                                 -                 (30)                   -
  Issuance of shares                                                                -                   -                    -
  Dividends paid                                                                    -                 (14)                 (51)
                                                                      ---------------    ----------------    -----------------
Cash (used in) provided by financing activity                                       -                 (44)                 (51)
                                                                      ---------------    ----------------    -----------------

Net increase (decrease) in cash                                                     1                 309                   29
Opening cash balance                                                              109               2,925                  254
Exchange movement on opening cash balance                                           -                  74                    7
                                                                      ---------------    ----------------    -----------------
Closing cash balance                                                              110               3,308                  290
                                                                      ---------------    ----------------    -----------------

                                                                                                           Corporation
                                                                               Reclassifications           Limited and
                                                                              and Eliminations (5)         Subsidiaries
                                                                              --------------------     -------------------
Operating activity
  Net profit (loss) attributable to members of the parent entity                             1,004                  (1,038)
  Adjustment for non-cash and non-operating activities
    Equity earnings net of dividends                                                             -                     142
    Net profit (loss) from subsidiary entities                                               4,749                       -
    Depreciation and amortization                                                                -                     376
    Net loss (gain) on sale of non-current assets                                           (6,586)                  1,595
    Provisions and other                                                                       160                      89
    Change in related balance sheet accounts                                                   606                  (1,230)
                                                                              --------------------     -------------------
Cash (used in) provided by operating activity                                                  (67)                    (66)
                                                                              --------------------     -------------------

Investing and other activity
  Property, plant and equipment                                                                  -                    (300)
  Investments                                                                                    -                  (2,934)
  Proceeds from sale of non-current assets                                                       -                   4,613
                                                                              --------------------     -------------------
Cash provided by (used in) investing activity                                                    -                   1,379
                                                                              --------------------     -------------------

Financing activity
  Repayment of debt                                                                              -                    (652)
  Issuance of shares                                                                             -                     112
  Dividends paid                                                                                 -                    (162)
                                                                              --------------------     -------------------
Cash (used in) provided by financing activity                                                    -                    (702)
                                                                              --------------------     -------------------

Net increase (decrease) in cash                                                               (67)                     611
Opening cash balance                                                                            63                   5,615
Exchange movement on opening cash balance                                                        4                      21
                                                                              --------------------     -------------------
Closing cash balance                                                                             -                   6,247
                                                                              --------------------     -------------------

                 See notes to supplemental guarantor information

     SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
                        For the year ended June 30, 2001
                                (A$ in millions)

                                                                                  The News       Guarantor         Guarantor
                                                                  News America   Corporation    Wholly Owned    Non-Wholly Owned
                                                                  Incorporated   Limited (1)   Subsidiaries(1)    Subsidiaries
                                                                  ------------   -----------   ---------------  ----------------
Sales Revenues                                                             52            --          2,259                --
                                                                      -------       -------        -------           -------
Costs and expenses                                                        182            --          1,759                51
Depreciation and amortization                                               3            --             30                --
                                                                      -------       -------        -------           -------
Total Operating Expenses                                                  185            --          1,789                51
                                                                      -------       -------        -------           -------
Operating Profit                                                         (133)           --            470               (51)
                                                                      -------       -------        -------           -------
Net profit (loss) of associated entities                                   --            --            543                11
Net profit (loss) of subsidiary entities                                2,399        (3,257)        (2,317)             (917)
Net borrowing costs                                                    (3,027)        2,511            374                75
Dividends on exchangeable preferred securities                             --            --             --                --
                                                                      -------       -------        -------           -------
                                                                         (628)         (746)        (1,400)             (831)
Profit (loss) before change in accounting policy,
  abnormals and tax                                                      (761)         (746)          (930)             (882)
Change in accounting policy before tax                                     --            --             --                --
Abnormal items before tax                                                (862)           --           (331)              861
                                                                      -------       -------        -------           -------
Profit (loss) from ordinary activities before tax                      (1,623)         (746)        (1,261)              (21)
Income tax benefit (expense)                                               (1)           --           (120)               11
                                                                      -------       -------        -------           -------
Profit (loss) from ordinary activities after tax                       (1,624)         (746)        (1,381)              (10)
Outside equity interests                                                   --            --             --                --
                                                                      -------       -------        -------           -------
Net profit (loss) attributable to members of the
  parent entity                                                        (1,624)         (746)        (1,381)              (10)
                                                                      -------       -------        -------           -------


                                                                                                               The News
                                                      Non-Guarantor    Non-Guarantor                         Corporation
                                                      Wholly Owned   Non-Wholly Owned  Reclassifications     Limited and
                                                      Subsidiaries      Subsidiaries   and Eliminations (5)  Subsidiaries
                                                      -------------  ----------------  --------------------  ------------
Sales Revenues                                            7,268            17,646             (1,647)            25,578
                                                        -------           -------            -------            -------
Costs and expenses                                        6,260            15,267             (1,740)            21,779
Depreciation and amortization                               287               390                 (4)               706
                                                        -------           -------            -------            -------
Total Operating Expenses                                  6,547            15,657             (1,744)            22,485
                                                        -------           -------            -------            -------
Operating Profit                                            721             1,989                 97              3,093
                                                        -------           -------            -------            -------
Net profit (loss) of associated entities                   (235)                7               (575)              (249)
Net profit (loss) of subsidiary entities                     --                --              4,092                 --
Net borrowing costs                                       9,390              (743)            (9,515)              (935)
Dividends on exchangeable preferred securities              (90)               --                 --                (90)
                                                        -------           -------            -------            -------
                                                          9,065              (736)            (5,998)            (1,274)
Profit (loss) before change in accounting policy,
  abnormals and tax                                       9,786             1,253             (5,901)             1,819
Change in accounting policy before tax                       --            (1,107)                --             (1,107)
Abnormal items before tax                                 5,906            (1,828)            (5,020)            (1,274)
                                                        -------           -------            -------            -------
Profit (loss) from ordinary activities before tax        15,692            (1,682)           (10,921)              (562)
Income tax benefit (expense)                                (43)              221                (56)                12
                                                        -------           -------            -------            -------
Profit (loss) from ordinary activities after tax         15,649            (1,461)           (10,977)              (550)
Outside equity interests                                      6               (27)              (175)              (196)
                                                        -------           -------            -------            -------
Net profit (loss) attributable to members of the
  parent entity                                          15,655            (1,488)           (11,152)              (746)
                                                        -------           -------            -------            -------

                 See notes to supplemental guarantor information

      SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                               As of June 30, 2001
                                (A$ in millions)

                                                                        The News       Guarantor        Guarantor      Non-Guarantor
                                                        News America   Corporation   Wholly Owned    Non-Wholly Owned  Wholly Owned
                                                        Incorporated   Limited (1)  Subsidiaries(1)    Subsidiaries    Subsidiaries
                                                        ------------   -----------  ---------------  ----------------  -------------
ASSETS

Current Assets
   Cash                                                       3,460              6         (1,202)            109           2,925
   Receivables                                                   61          8,227            681             120           1,442
   Inventories                                                    -              -            160               -             397
   Prepaid Expenses & Other                                      65              -             25              21             234
                                                        -----------    -----------    -----------     -----------     -----------

 Total Current Assets                                         3,586          8,233           (336)            250           4,998
                                                       -----------    -----------    -----------     -----------     -----------

Investments
   Equity in Associated Companies and Other Investments       1,910              -         16,047             282           1,139
   Intragroup Investments                                    36,301         25,122         73,646          16,904          57,678
                                                        -----------    -----------    -----------     -----------     -----------

 Total Investments                                           38,211         25,122         89,693          17,186          58,817
                                                        -----------    -----------    -----------     -----------     -----------

Property, Plant and Equipment - Net                              45              -          1,042               -           3,049
                                                        -----------    -----------    -----------     -----------     -----------

Other Non-current Assets
   Intercompany                                             (28,731)             -        (34,643)          1,650          61,759
   Goodwill                                                       -              -              -               -              81
   Publishing Rights, Titles and TV Licenses                    244              -          1,125              11           6,792
   Long Term Receivables                                         49              -             91             163             362
   Inventories                                                    -              -            100               -             123
   Prepaid Expenses and Other                                   207              -            271              15             197
                                                        -----------    -----------    -----------     -----------     -----------

 Total Other Non-current Assets                             (28,231)             -        (33,056)          1,839          69,314
                                                        -----------    -----------    -----------     -----------     -----------

 TOTAL ASSETS                                                13,611         33,355         57,343          19,275         136,178
                                                        -----------    -----------    -----------     -----------     -----------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Interest bearing liabilities                                  50              -              -               -              13
   Other current liabilities                                    144            142          1,149             230           2,400
                                                        -----------    -----------    -----------     -----------     -----------

 Total Current Liabilities                                      194            142          1,149             230           2,413

 Non-current Liabilities
   Interest bearing liabilities                              16,697              -              -               -             337
   Other non-current liabilities                              1,291              -            211             451             975
                                                        -----------    -----------    -----------     -----------     -----------

 Total Non-Current Liabilities                               17,988              -            211             451           1,312
                                                        -----------    -----------    -----------     -----------     -----------

   Exchangeable Preferred Securities                          1,784              -              -               -           1,734

Stockholders' Equity                                         (6,355)        33,213         55,983          18,594         130,719

                                                        -----------    -----------    -----------     -----------     -----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  13,611         33,355         57,343          19,275         136,178
                                                        ===========    ===========    ===========     ===========     ===========


                                                                                              The News
                                                      Non-Guarantor                          Corporation
                                                    Non-Wholly Owned    Reclassifications    Limited and
                                                      Subsidiaries     and Eliminations (5)  Subsidiaries
                                                    ----------------   --------------------  ------------
ASSETS

Current Assets
   Cash                                                         254               63             5,615
   Receivables                                                4,859           (8,707)            6,683
   Inventories                                                2,702                -             3,259
   Prepaid Expenses & Other                                     269                2               616
                                                        -----------       ----------       -----------

 Total Current Assets                                         8,084           (8,642)           16,173
                                                        -----------       ----------       -----------

Investments
   Equity in Associated Companies and Other Investments       3,745               28            23,151
   Intragroup Investments                                    18,043         (227,694)                -
                                                        -----------       ----------       -----------

 Total Investments                                           21,788         (227,666)           23,151
                                                        -----------       ----------       -----------

Property, Plant and Equipment - Net                           2,985              (11)            7,110
                                                        -----------       ----------       -----------

Other Non-current Assets
   Intercompany                                              (8,143)           8,108                 -
   Goodwill                                                     518              (80)              519
   Publishing Rights, Titles and TV Licenses                 19,996            2,883            31,051
   Long Term Receivables                                        601             (504)              762
   Inventories                                                5,236             (240)            5,219
   Prepaid Expenses and Other                                   240               46               976
                                                        -----------       ----------       -----------

 Total Other Non-current Assets                              18,448           10,213            38,527
                                                        -----------       ----------       -----------

 TOTAL ASSETS                                                51,305         (226,106)           84,961
                                                        -----------       ----------       -----------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Interest bearing liabilities                                   -                -                63
   Other current liabilities                                  6,979           (1,331)            9,713
                                                        -----------       ----------       -----------
 Total Current Liabilities                                    6,979           (1,331)            9,776

 Non-current Liabilities
   Interest bearing liabilities                               1,708                -            18,742
   Other non-current liabilities                              4,053           (1,800)            5,181
                                                        -----------       ----------       -----------

 Total Non-Current Liabilities                                5,761           (1,800)           23,923
                                                        -----------       ----------       -----------

   Exchangeable Preferred Securities                              -              149             3,667

Stockholders' Equity                                         38,565         (223,124)           47,595

                                                        -----------       ----------       -----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  51,305         (226,106)           84,961
                                                        ===========       ==========       ===========

                 See notes to supplemental guarantor information

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                        For the year ended June 30, 2001
                                (A$ in millions)

                                                                     The News        Guarantor        Guarantor      Non-Guarantor
                                                   News America     Corporation     Wholly Owned   Non-Wholly Owned   Wholly Owned
                                                   Incorporated     Limited (1)    Subsidiaries(1)   Subsidiaries     Subsidiaries
                                                   ------------     -----------    --------------- ----------------  -------------
Operating activity
   Net profit (loss) attributable to members
     of the parent entity                                 (1,624)          (746)         (1,381)              (10)          15,655
  Adjustment for non-cash and non-operating
     activities
     Net profit (loss) of associated entities                  -              -            (540)              (21)             162
     Net profit (loss) of subsidiary entities             (2,399)         3,257           2,317               917                -
     Depreciation and amortization                             3              -              30                 -              287
     Net loss (gain) on sale of non-current assets           862              -             279              (861)          (5,800)
     Provisions and other                                     20             31              79                18               53
     Change in accounting policy after tax                     -              -               -                 -                -
     Change in related balance sheet accounts              2,251         (2,542)         (6,283)              120           (7,882)
                                                   -------------    -----------    ------------    --------------    -------------
 Cash (used in) provided by operating activity              (887)             -          (5,499)              163            2,475
                                                   -------------    -----------    ------------    --------------    -------------

Investing and other activity
  Property, plant and equipment                              (14)             -             (34)                -             (696)
  Investments                                               (134)             -            (216)             (160)          (1,736)
  Proceeds from sale of non-current assets                   935              -             918                 -              534
                                                   -------------    -----------    ------------    --------------    -------------
 Cash provided by (used in) investing activity               787              -             668              (160)          (1,898)
                                                   -------------    -----------    ------------    --------------    -------------

Financing activity
  Issuance of debt                                         1,496            133               -                 -                -
  Repayment of debt                                          (63)             -             (17)                -               17
  Issuance of shares in a subsidiary                           -              -               -                 -                -
  Issuance of shares                                          56              -               -                 -                -
  Repurchase of preferred shares, net                          -              -             (91)                -                -
  Dividends paid                                               -           (129)            (11)                -              (56)
  Leasing and other finance costs                              -              -              (1)                -               (5)
                                                   -------------    -----------    ------------    --------------    -------------
 Cash provided by (used in) financing activity             1,489              4            (120)                -              (44)
                                                   -------------    -----------    ------------    --------------    -------------

Net increase (decrease) in cash                            1,389              4          (4,951)                3              533
Opening cash balance                                       1,750              2           3,395                90            2,168
Exchange movement on opening cash balance                    321              -             354                16              224
                                                   -------------    -----------    ------------    --------------    -------------
 Closing cash balance                                      3,460              6          (1,202)              109            2,925
                                                   -------------    -----------    ------------    --------------    -------------
                                                                                                      The News
                                                        Non-Guarantor                               Corporation
                                                      Non-Wholly Owned      Reclassifications       Limited and
                                                       Subsidiaries       and Eliminations (5)     Subsidiaries
                                                      ----------------    --------------------     ------------
Operating activity
 Net profit (loss) attributable to members
     of the parent entity                                    (1,488)                (11,152)               (746)
 Adjustment for non-cash and non-operating
     activities
     Net profit (loss) of associated entities                    66                     575                 242
     Net profit (loss) of subsidiary entities                     -                  (4,092)                  -
     Depreciation and amortization                              390                      (4)                706
     Net loss (gain) on sale of non-current assets            1,843                   5,019               1,342
     Provisions and other                                        13                     (26)                188
     Change in accounting policy after tax                      686                       -                 686
     Change in related balance sheet accounts                  (388)                 13,226              (1,498)
                                                   ----------------     -------------------    ----------------
 Cash (used in) provided by operating activity                1,122                   3,546                 920
                                                   ----------------     -------------------    ----------------
                                                                  0                       0                   0
Investing and other activity                                      0                       0                   0
     Property, plant and equipment                             (371)                      2              (1,113)
     Investments                                               (765)                    (42)             (3,053)
     Proceeds from sale of non-current assets                     -                       -               2,387
                                                   ----------------     -------------------    ----------------
 Cash provided by (used in) investing activity               (1,136)                    (40)             (1,779)
                                                   ----------------     -------------------    ----------------

Financing activity
     Issuance of debt                                             -                    (133)              1,496
     Repayment of debt                                            -                       -                 (63)
     Issuance of shares in a subsidiary                           -                       -                   -
     Issuance of shares                                           -                       -                  56
     Repurchase of preferred shares, net                          -                       -                 (91)
     Dividends paid                                              (9)                      -                (205)
     Leasing and other finance costs                              -                       1                  (5)
                                                   ----------------     -------------------    ----------------
 Cash provided by (used in) financing activity                   (9)                   (132)              1,188
                                                   ----------------     -------------------    ----------------

Net increase (decrease) in cash                                 (23)                  3,374                 329
Opening cash balance                                            238                  (3,005)              4,638
Exchange movement on opening cash balance                        39                    (306)                648
                                                   ----------------     -------------------    ----------------
 Closing cash balance                                           254                      63               5,615
                                                   ----------------     -------------------    ----------------

     See notes to supplemental guarantor information

    SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
                  For the six months ended December 31, 2000
                               (A$ in millions)

                                                                                 The News      Guarantor        Guarantor
                                                                   News America Corporation    Wholly Owned   Non-Wholly Owned
                                                                   Incorporated Limited (1)  Subsidiaries (1)   Subsidiaries
                                                                   ------------ ------------ ---------------- ----------------

Sales Revenues                                                             45            -            698                -
                                                                   -----------  -----------  -------------    --------------

Costs and expenses                                                         90            -            588               23
Depreciation and amortization                                               1            -             10                -
                                                                   -----------  -----------  -------------    --------------

Total operating expenses                                                   91            -            598               23
                                                                   -----------  -----------  -------------    --------------

Operating profit (loss)                                                   (46)           -            100              (23)
                                                                   -----------  -----------  -------------    --------------

Net profit (loss) from associated entities                                  -            -            (20)              19
Net profit (loss) from subsidiary entities                                313         (475)        (1,466)          (1,143)
Net borrowing costs                                                    (1,402)           -            421               39
Dividend on exchangeable preferred securities                               -            -              -                -
                                                                   -----------  -----------  -------------    --------------
                                                                       (1,089)        (475)        (1,065)          (1,085)
                                                                   -----------  -----------  -------------    --------------

Profit (loss) before abnormals and tax                                 (1,135)        (475)          (965)          (1,108)

Abnormal items before tax                                                (351)           -           (142)            (372)
                                                                   -----------  -----------  -------------    --------------

Profit (loss) from ordinary activities before tax                      (1,486)        (475)        (1,107)          (1,480)

Income tax benefit (expense)                                                -            -           (160)             643
                                                                   -----------  -----------  -------------    --------------

Net profit (loss) after tax                                            (1,486)        (475)        (1,267)            (837)

Outside equity interest                                                     -            -              -                -
                                                                   -----------  -----------  -------------    --------------

Net profit (loss) attributable to members of the parent entity         (1,486)        (475)        (1,267)            (837)
                                                                   -----------  -----------  -------------    --------------

                                                                                                                          The New
                                                                   Non-Guarantor   Non-Guarantor                        Corporation
                                                                   Wholly Owned   Non-Wholly Owned  Reclassifications   Limited and
                                                                   Subsidiaries     Subsidiaries   and Eliminations (5) Subsidiaries
                                                                   -------------- ---------------- -------------------- ------------
Sales Revenues                                                         4,179          8,596               (741)           12,777
                                                                   -------------  ---------------- -------------------- ------------

Costs and expenses                                                     3,585          7,262               (816)           10,732
Depreciation and amortization                                            134            185                  -               330
                                                                   -------------  ---------------- -------------------- ------------

Total operating expenses                                               3,719          7,447               (816)           11,062
                                                                   -------------  ---------------- -------------------- -----------

Operating profit (loss)                                                  460          1,149                 75             1,715
                                                                   -------------  ---------------- -------------------- ------------

Net profit (loss) from associated entities                              (141)            30                 16               (96)
Net profit (loss) from subsidiary entities                                 -              -              2,771                 -
Net borrowing costs                                                    4,538           (379)            (3,678)             (461)
Dividend on exchangeable preferred securities                            (44)             -                  -               (44)
                                                                   -------------  ---------------- -------------------- ------------
                                                                       4,353           (349)              (891)             (601)
                                                                    ------------  ---------------- -------------------- ------------

Profit (loss) before abnormals and tax                                 4,813            800               (816)            1,114

Abnormal items before tax                                              2,941         (1,826)            (2,069)           (1,819)
                                                                    ------------  ---------------- -------------------- ------------

Profit (loss) from ordinary activities before tax                      7,754         (1,026)            (2,885)             (705)

Income tax benefit (expense)                                              23            (81)               (89)              336
                                                                    ------------  ---------------- -------------------- ------------

Net profit (loss) after tax                                            7,777         (1,107)            (2,974)             (369)

Outside equity interest                                                    -             (1)              (105)             (106)
                                                                    ------------  ---------------- -------------------- ------------

Net profit (loss) attributable to members of the parent entity         7,777         (1,108)            (3,079)             (475)
                                                                    ------------  ---------------- -------------------- ------------

                See notes to supplemental guarantor information

     SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                            As of December 31, 2000
                               (A$ in millions)

                                                                                  The News         Guarantor         Guarantor
                                                                  News America   Corporation    Wholly Owned      Non-Wholly Owned
                                                                  Incorporated   Limited (1)   Subsidiaries (1)    Subsidiaries
                                                                  ------------   -----------   ----------------   ----------------
ASSETS

Current Assets
  Cash                                                                   1,507            11             1,669               73
  Receivables                                                               58             -               709                -
  Inventories                                                                -             -                95                -
  Prepaid Expenses & Other                                                  54             -                43               19
                                                                  ------------   -----------      ------------      -----------

Total Current Assets                                                     1,619            11             2,516               92
                                                                  ------------   -----------      ------------      -----------

Investments
  Equity in Associated Companies and Other Investments                   2,158             -             3,100              365
  Intragroup Investments                                                38,500        22,712            78,076           17,032
                                                                  ------------   -----------      ------------      -----------

Total Investments                                                       40,658        22,712            81,176           17,397
                                                                  ------------   -----------      ------------      -----------

Property, Plant and Equipment - Net                                         33             -               998                -
                                                                  ------------   -----------      ------------      -----------

Other Assets
  Intercompany                                                         (23,071)        2,201           (24,997)             727
  Goodwill                                                                   -             -                 -                -
  Publishing Rights, Titles and TV Licenses                                231             -               849              387
  Long Term Receivables                                                     18             -               115                -
  Inventories                                                              (90)            -                92                -
  Prepaid Expenses and Other                                               299             -               192                6
                                                                  ------------   -----------      ------------      -----------

Total Other Assets                                                     (22,613)        2,201           (23,749)           1,120
                                                                  ------------   -----------      ------------      -----------

TOTAL ASSETS                                                            19,697        24,924            60,941           18,609
                                                                  ------------   -----------      ------------      -----------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Interest bearing liabilities                                              50             -             2,603                -
  Other current liabilities                                                253           111               917              194
                                                                  ------------   -----------      ------------      -----------

Total Current Liabilities                                                  303           111             3,520              194

Non-current Liabilities
  Interest bearing liabilities                                          14,711             -                 -                -
  Other non-current liabilities                                          1,364             -               341              414
                                                                  ------------   -----------      ------------      -----------

Total Non-Current Liabilities                                           16,075             -               341              414

Exchangeable Preferred Securities                                        1,587             -                 -                -
                                                                  ------------   -----------      ------------      ------------

Total liabilities including exchangeable preferred securities           17,965           111             3,861              608

Stockholders' Equity                                                     1,732        24,813            57,080           18,001
                                                                  ------------   -----------      ------------      -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              19,697        24,924            60,941           18,609
                                                                  ============   ===========      ============      ===========

                                                                                                                      The News
                                                               Non-Guarantor   Non-Guarantor                         Corporation
                                                               Wholly Owned  Non-Wholly Owned   Reclassifications    Limited and
                                                               Subsidiaries    Subsidiaries    and Eliminations (5) Subsidiaries
                                                              -------------- ---------------   -------------------- ------------
ASSETS

Current Assets
  Cash                                                                 2,787             106            (2,640)           3,513
  Receivables                                                          2,137           5,294              (833)           7,365
  Inventories                                                            495           2,204                 -            2,794
  Prepaid Expenses & Other                                               320             238                (5)             669
                                                                 -----------    ------------       -----------       ----------

Total Current Assets                                                   5,739           7,842            (3,478)          14,341
                                                                 -----------    ------------       -----------       ----------
Investments
  Equity in Associated Companies and Other Investments                 7,070           3,417            (2,863)          13,247
  Intragroup Investments                                              32,028          16,354          (204,702)               -
                                                                 -----------    ------------       -----------       ----------

Total Investments                                                     39,098          19,771          (207,565)          13,247
                                                                 -----------    ------------       -----------       ----------

Property, Plant and Equipment - Net                                    2,823           2,711                (8)           6,557
                                                                 -----------    ------------       -----------       ----------
Other Assets
  Intercompany                                                        52,951          (7,449)             (362)               -
  Goodwill                                                               117             499              (116)             500
  Publishing Rights, Titles and TV Licenses                            6,618          17,975             3,535           29,595
  Long Term Receivables                                                  383             600              (503)             613
  Inventories                                                            120           3,415              (203)           3,334
  Prepaid Expenses and Other                                             199             211               (36)             871
                                                                 -----------    ------------       -----------       ----------

Total Other Assets                                                    60,388          15,251             2,315           34,913
                                                                 -----------    ------------       -----------       ----------

TOTAL ASSETS                                                         108,048          45,575          (208,736)          69,058
                                                                 -----------    ------------       -----------       ----------
LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Interest bearing liabilities                                           109               -            (2,702)              60
  Other current liabilities                                            2,642           6,744            (1,797)           9,064
                                                                 -----------    ------------       -----------       ----------
Total Current Liabilities                                              2,751           6,744            (4,499)           9,124

Non-current Liabilities
  Interest bearing liabilities                                           550           1,531              (241)          16,551
  Other non-current liabilities                                          922           4,223            (1,425)           5,839
                                                                 -----------    ------------       -----------       ----------

Total Non-Current Liabilities                                          1,472           5,754            (1,666)          22,390
  Exchangeable Preferred Securities                                    1,724               -                 -            3,311
                                                                 -----------    ------------       -----------       ----------

Total liabilities including exchangeable preferred securities          5,947          12,498            (6,165)          34,825

Stockholders' Equity                                                 102,101          33,077          (202,571)          34,233
                                                                 -----------    ------------       -----------       ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           108,048          45,575          (208,736)          69,058
                                                                 ===========    ============       ===========       ==========

                See notes to supplemental guarantor information

         SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                  For the six months ended December 31, 2000
                               (A$ in millions)

                                                                                                                         Guarantor
                                                                                         The News        Guarantor       Non-Wholly
                                                                       News America     Corporation     Wholly Owned       Owned
                                                                       Incorporated     Limited (1)    Subsidiaries (1) Subsidiaries
                                                                      --------------   -------------   ---------------- ------------
Operating activity
 Net profit (loss) attributable to members of the parent entity              (1,486)           (475)        (1,267)          (837)
 Adjustment for non-cash and non-operating activities
    Equity earnings net of dividends                                              -               -             (2)           (20)
    Net profit (loss) from subsidiary entities                                 (313)            475          1,466          1,143
    Depreciation and amortization                                                 1               -             10              -
    Net loss (gain) on sale of non-current assets                               351               -            238           (269)
    Provisions and other                                                         62               -              2            (28)
    Change in related balance sheet accounts                                    298              48         (2,146)           135
                                                                      -------------    ------------   ------------     ----------
 Cash (used) provided by operating activity                                  (1,087)             48         (1,699)           124
                                                                      -------------    ------------   ------------     ----------


    Investing and other activity                                                 (4)              -            (11)             -
    Property, plant and equipment                                              (107)              -           (172)          (133)
    Investments                                                                 836               -             27              -
    Proceeds from sale of non-current assets                          -------------    ------------    -----------     ----------
 Cash used in investing activity                                                725               -           (156)          (133)
                                                                      -------------    ------------    -----------     ----------

Financing activity
    Repayment of debt                                                           (26)              -              -              -
    Issuance of shares                                                            -             119              -              -
    Repurchase of preferred shares, net                                           -             (91)             -              -
    Dividends paid                                                                -             (67)             -              -
    Leasing and other finance costs                                               -               -              -              -
                                                                      -------------    ------------    -----------     ----------
 Cash provided (used) by financing activity                                     (26)            (39)             -              -
                                                                      -------------    ------------    -----------     ----------

 Net increase (decrease) in cash                                               (388)              9         (1,855)            (9)
Opening cash balance                                                          1,750               2          3,395             90
Exchange movement on opening cash balance                                       145               -            129             (8)
                                                                      -------------    ------------    -----------     ----------
 Closing cash balance                                                         1,507              11          1,669             73
                                                                      -------------    ------------    -----------     ----------

                                                                                                                       The News
                                                           Non-Guarantor   Non-Guarantor                             Corporation
                                                           Wholly Owned   Non-Wholly Owned  Reclassifications        Limited and
                                                           Subsidiaries     Subsidiaries    and Eliminations (5)     Subsidiaries
                                                         ---------------  ----------------  ---------------------  ---------------
Operating activity
    Net profit (loss) attributable to
       members of the parent entity                              7,777          (1,108)                (3,079)               (475)
    Adjustment for non-cash and
       non-operating activities
    Equity earnings net of dividends                               141             (31)                   (13)                 75
    Net profit (loss) from subsidiary entities                       -               -                 (2,771)                  -
    Depreciation and amortization                                  134             185                      -                 330
    Net loss (gain) on sale of non-current assets               (2,957)          1,826                  2,037               1,226
    Provisions and other                                           168             (35)                   (24)                145
    Change in related balance sheet accounts                    (7,946)           (568)                 8,779              (1,400)
                                                          ------------    ------------    -------------------      --------------
 Cash (used) provided by operating activity                     (2,683)            269                  4,929                 (99)
                                                          ------------    ------------    -------------------      --------------
Investing and other activity
    Property, plant and equipment                                 (441)           (140)                   (25)               (621)
    Investments                                                   (705)           (288)                    (1)             (1,406)
    Proceeds from sale of non-current assets                         2               -                     (1)                864
                                                          ------------    ------------    -------------------      --------------
 Cash used in investing activity                                (1,144)           (428)                   (27)             (1,163)
                                                          ------------    ------------    -------------------      --------------

Financing activity
    Repayment of debt                                                -               -                      1                 (25)
    Issuance of shares                                           4,379               6                 (4,468)                 36
    Repurchase of preferred shares, net                              -               -                      -                 (91)
    Dividends paid                                                 (77)              -                     52                 (92)
    Leasing and other finance costs                                 (1)              -                      -                  (1)
                                                          ------------    ------------    -------------------      --------------
 Cash provided (used) by financing activity                      4,301               6                 (4,415)               (173)
                                                          ------------    ------------    -------------------      --------------

 Net increase (decrease) in cash                                   474            (153)                   487              (1,435)
Opening cash balance                                             2,168             238                 (3,005)              4,638
Exchange movement on opening cash balance                          145              21                   (122)                310
                                                          ------------    ------------    -------------------      --------------
 Closing cash balance                                            2,787             106                 (2,640)              3,513
                                                          ------------    ------------    -------------------      --------------

                 See notes to supplemental guarantor information

     SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
                        For the year ended June 30, 2000
                                (A$ in millions)

                                                                    The News        Guarantor        Guarantor        Non-Guarantor
                                                     News America  Corporation    Wholly Owned    Non-Wholly Owned    Wholly Owned
                                                     Incorporated  Limited (1)   Subsidiaries (1)    Subsidiary       Subsidiaries
                                                     ------------  -----------   ---------------  ----------------    -------------
Sales Revenues                                                12            -           1,069              1,974             7,778
                                                     ------------   ----------    ------------      -------------      ------------

Costs and expenses                                            87            -             923                 36             6,800
Depreciation and amortization                                  2            -              27                  -               248
                                                     ------------   ----------    ------------      -------------      ------------

Total Operating Expenses                                      89            -             950                 36             7,048
                                                     ------------   ----------    ------------      -------------      ------------

Operating Income                                             (77)           -             119              1,938               730
                                                     ------------   ----------    ------------      -------------      ------------


Net profit (loss) from associated companies                    -            -             (64)               (26)             (253)
Net profit (loss) from subsidiary companies                2,640       (1,063)          1,604                655                 -
Net borrowing costs                                       (2,188)       2,984           3,140                 73             3,209
Dividends on exchangeable preferred securities                 -            -               -                  -               (79)
                                                     ------------   ----------    ------------      -------------      ------------
                                                             452        1,921           4,680                702             2,877

Profit before abnormals and tax                              375        1,921           4,799              2,640             3,607

Abnormal items before tax                                    732            -            (164)            (1,903)              534
                                                     ------------   ----------    ------------      -------------      ------------

Profit (loss) from ordinary activities before tax          1,107        1,921           4,635                737             4,141

Income tax benefit (expense)                                (231)           -             (56)                 1              (271)
                                                     ------------   ----------    ------------      -------------      ------------

Net profit (loss) from ordinary activities after tax         876        1,921           4,579                738             3,870

Outside equity interests                                       -            -               -                  -                17
                                                     ------------   ----------    ------------      -------------      ------------

Net profit (loss) attributable to members of the
parent entity                                                876        1,921           4,579                738             3,887
                                                     ------------   ----------    ------------      -------------      ------------

                                                                                                  The News
                                                        Non-Guarantor                            Corporation
                                                      Non-Wholly Owned    Reclassifications      Limited and
                                                        Subsidiaries      and Eliminations (5)   Subsidiaries
                                                      ----------------   ---------------------  --------------
Sales Revenues                                                  14,835              (3,225)         22,443
                                                        ---------------    ----------------    ------------

Costs and expenses                                              14,928              (3,635)         19,139
Depreciation and amortization                                      288                  (3)            562
                                                        ---------------    ----------------    ------------

Total Operating Expenses                                        15,216              (3,638)         19,701
                                                        ---------------    ----------------    ------------

Operating Income                                                  (381)                413           2,742
                                                        ---------------    ----------------    ------------


Net profit (loss) from associated companies                         56                 (11)           (298)
Net profit (loss) from subsidiary companies                          -              (3,836)              -
Net borrowing costs                                               (538)             (7,494)           (814)
Dividends on exchangeable preferred securities                       -                   -             (79)
                                                        ---------------    ----------------    ------------
                                                                  (482)            (11,341)         (1,191)

Profit before abnormals and tax                                   (863)            (10,928)          1,551

Abnormal items before tax                                        1,814                 173           1,186
                                                        ---------------    ----------------    ------------

Profit (loss) from ordinary activities before tax                  951             (10,755)          2,737

Income tax benefit (expense)                                      (228)                106            (679)
                                                        ---------------    ----------------    ------------

Net profit (loss) from ordinary activities after tax               723             (10,649)          2,058

Outside equity interests                                            (6)               (148)           (137)
                                                        ---------------    ----------------    ------------

Net profit (loss) attributable to members of the
parent entity                                                      717             (10,797)          1,921
                                                        ---------------    ----------------    ------------

     See notes to supplemental guarantor information

      SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                               As of June 30, 2000
                                (A$ in millions)


                                                                  The News      Guarantor            Guarantor      Non-Guarantor
                                                 News America    Corporation   Wholly Owned      Non-Wholly Owned   Wholly Owned
                                                 Incorporated    Limited (1)   Subsidiaries (1)     Subsidiary      Subsidiaries
                                                --------------  -------------   ---------------  ----------------  ---------------
ASSETS

Current Assets
   Cash                                                 1,750             2             3,395             90            2,168
   Receivables                                             42             -               327              -            1,754
   Inventories                                              -             -                71              -              465
   Prepaid Expenses & Other                                59             -                42             18              257
                                                     ---------     ---------       -----------       --------        ---------

Total Current Assets                                    1,851             2             3,835            108            4,644
                                                     ---------     ---------       -----------       --------        ---------

Investments
   Equity in Associated Companies & Other Investments  30,486             -             8,598         15,722            9,887
   Intragroup Investments                               7,039        22,049            37,865          1,605           10,092
                                                     ---------     ---------       -----------       --------        ---------

Total Investments                                      37,525        22,049            46,463         17,327           19,979
                                                     ---------     ---------       -----------       --------        ---------

Property, Plant and Equipment - Net                        29             -               970              -            2,436
                                                     ---------     ---------       -----------       --------        ---------

Other Non-current Assets
   Intercompany                                       (20,503)        2,960              (173)           779           23,967
   Goodwill                                                 -             -                 -              -              111
   Publishing Rights, Titles and TV Licenses              230             -               784              9            6,075
   Long Term Receivables                                   29             -                93              -              322
   Inventories                                              -             -                88              -               58
   Prepaid Expenses and Other                             161             -               256              -              136
                                                     ---------     ---------       -----------       --------        ---------

Total Other Non-current Assets                        (20,083)        2,960             1,048            788           30,669
                                                     ---------     ---------       -----------       --------        ---------

TOTAL ASSETS                                           19,322        25,011            52,316         18,223           57,728
                                                     ---------     ---------       -----------       --------        ---------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Interest bearing liabilities                            49             -             1,903              -               69
   Other current liabilities                              199           111             1,678            422            2,511
                                                     ---------     ---------       -----------       --------        ---------

Total Current Liabilities                                 248           111             3,581            422            2,580

Non-current Liabilities
   Interest bearing liabilities                        13,708             -                 -              -              286
   Other non-current liabilities                        1,251             -               258            474            1,269
                                                     ---------     ---------       -----------       --------        ---------

Total Non-Current Liabilities                          14,959             -               258            474            1,555
                                                     ---------     ---------       -----------       --------        ---------

Exchangeable Preferred Securities                       1,424             -                 -              -            1,591

Stockholders' Equity                                    2,691        24,900            48,477         17,327           52,002

                                                     ---------     ---------       -----------       --------        ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             19,322        25,011            52,316         18,223           57,728
                                                     =========     =========       ===========       ========        =========

                                                                                                   The News
                                                          Non-Guarantor                          Corporation
                                                        Non-Wholly Owned   Reclassifications     Limited and
                                                          Subsidiaries     and Eliminations (5)  Subsidiaries
                                                        ----------------  ---------------------  ------------
ASSETS

Current Assets
   Cash                                                          238             (3,005)            4,638
   Receivables                                                 3,809               (601)            5,331
   Inventories                                                 2,032                 78             2,646
   Prepaid Expenses & Other                                      150                (14)              512
                                                           ----------       ------------        ----------

Total Current Assets                                           6,229             (3,542)           13,127
                                                           ----------       ------------        ----------

Investments
   Equity in Associated Companies & Other Investments         17,488            (68,375)           13,806
   Intragroup Investments                                          -            (78,650)                -
                                                           ----------       ------------        ----------

Total Investments                                             17,488           (147,025)           13,806
                                                           ----------       ------------        ----------

Property, Plant and Equipment - Net                            2,520                 (7)            5,948
                                                           ----------       ------------        ----------

Other Non-current Assets
   Intercompany                                               (5,450)            (1,580)                -
   Goodwill                                                      251                (14)              348
   Publishing Rights, Titles and TV Licenses                  16,366              3,420            26,884
   Long Term Receivables                                         513               (448)              509
   Inventories                                                 3,820                 61             4,027
   Prepaid Expenses and Other                                    344                 39               936
                                                           ----------       ------------        ----------

Total Other Non-current Assets                                15,844              1,478            32,704
                                                           ----------       ------------        ----------

TOTAL ASSETS                                                  42,081           (149,096)           65,585
                                                           ----------       ------------        ----------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Interest bearing liabilities                                    -             (1,971)               50
   Other current liabilities                                   6,427             (2,390)            8,958
                                                           ----------       ------------        ----------

Total Current Liabilities                                      6,427             (4,361)            9,008

Non-current Liabilities
   Interest bearing liabilities                                1,388                 (1)           15,381
   Other non-current liabilities                               3,953             (1,684)            5,521
                                                           ----------       ------------        ----------

Total Non-Current Liabilities                                  5,341             (1,685)           20,902
                                                           ----------       ------------        ----------

Exchangeable Preferred Securities                                  -                  -             3,015

Stockholders' Equity                                          30,313           (143,050)           32,660

                                                           ----------       ------------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    42,081           (149,096)           65,585
                                                           ==========       ============        ==========

     See notes to supplemental guarantor information

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                        For the year ended June 30, 2000
                                (A$ in millions)

                                                                  The News          Guarantor        Guarantor         Non-Guarantor
                                                 News America    Corporation       Wholly Owned    Non-Wholly Owned    Wholly Owned
                                                 Incorporated    Limited (1)     Subsidiaries (1)     Subsidiary       Subsidiaries
                                               ----------------  --------------  ---------------   ----------------   --------------
Operating activity
  Net profit (loss) attributable
   to members of the parent entity                         876           1,921           4,579               738              3,887
  Adjustment for non-cash and
  non-operating activities
     Net profit (loss) from associated
      companies                                              -               -               -                26                268
     Net profit (loss) from subsidiary
      companies                                         (2,640)          1,063          (1,604)             (655)                 -
     Depreciation and amortization                           2               -              27                 -                248
     Net loss (gain) on sale of
      non-current assets                                  (501)              -             181             1,903               (179)
     Provisions and other                                   48               -             131               (82)              (166)
Change in related balance sheet accounts                 2,863          (2,984)         (5,139)           (1,809)             4,504
                                               ----------------  --------------  --------------   ---------------     --------------
Cash (used) provided by operating activity                 648               -          (1,825)              121              8,562
                                               ----------------  --------------  --------------   ---------------     --------------

Investing and other activity
  Property, plant and equipment                            (22)              -             (17)                -               (189)
  Investments                                           (1,147)              -            (791)              (31)            (1,842)
  Proceeds from sale of non-current assets               1,274               -             155                 -              1,609
                                               ----------------  --------------  --------------   ---------------     --------------
Cash used in investing activity                            105               -            (653)              (31)              (422)
                                               ----------------  --------------  --------------   ---------------     --------------

Financing activity
  Issuance of debt                                           -             127               -                 -                  -
  Repayment of debt                                       (491)              -               -                 -                  -
  Issuance of shares in a subsidiary                         -               -               -                 -                  -
  Issuance of shares                                         -               -               2                 -               (818)
  Repurchase of preferred shares, net                        -               -               -                 -             (6,939)
  Dividends paid                                             -            (125)              -                 -               (110)
  Leasing and other finance costs                            -               -              (1)                -                (48)
                                               ----------------  --------------  --------------   ---------------     --------------
Cash provided (used) by financing activity                (491)              2               1                 -             (7,915)
                                               ----------------  --------------  --------------   ---------------     --------------

Net increase (decrease) in cash                            262               2          (2,477)               90                225
Opening cash balance                                     1,347               -           5,327                 -              1,839
Exchange movement on opening cash balance                  141               -             545                 -                104
                                               ----------------  --------------  --------------   ---------------     --------------
Closing cash balance                                     1,750               2           3,395                90              2,168
                                               ----------------  --------------  --------------   ---------------     --------------

                                                                                                  The News
                                                   Non-Guarantor                                 Corporation
                                                 Non-Wholly Owned      Reclassifications         Limited and
                                                   Subsidiaries       and Eliminations (5)      Subsidiaries
                                                 -----------------   ---------------------   -----------------
Operating activity
  Net profit (loss) attributable
   to members of the parent entity                              717                 (10,797)              1,921
  Adjustment for non-cash and
  non-operating activities
     Net profit (loss) from associated
      companies                                                 21                     (20)                295
     Net profit (loss) from subsidiary
      companies                                                  -                   3,836                   -
     Depreciation and amortization                             288                      (3)                562
     Net loss (gain) on sale of
      non-current assets                                    (1,893)                   (173)               (662)
     Provisions and other                                      297                     (86)                142
Change in related balance sheet accounts                     2,115                  (1,275)             (1,725)
                                                   ----------------   ---------------------   -----------------
Cash (used) provided by operating activity                   1,545                  (8,518)                533
                                                   ----------------   ---------------------   -----------------

Investing and other activity
  Property, plant and equipment                               (440)                     (3)               (671)
  Investments                                                 (245)                   (101)             (4,157)
  Proceeds from sale of non-current assets                     304                      (1)              3,341
                                                   ----------------   ---------------------   -----------------
Cash used in investing activity                               (381)                   (105)             (1,487)
                                                   ----------------   ---------------------   -----------------

Financing activity
  Issuance of debt                                               -                    (127)                  -
  Repayment of debt                                         (1,130)                      -              (1,621)
  Issuance of shares in a subsidiary                           300                      17                 317
  Issuance of shares                                             -                     943                 127
  Repurchase of preferred shares, net                            -                   5,773              (1,166)
  Dividends paid                                                 -                      (1)               (236)
  Leasing and other finance costs                               (3)                      -                 (52)
                                                   ----------------   ---------------------   -----------------
Cash provided (used) by financing activity                    (833)                  6,605              (2,631)
                                                   ----------------   ---------------------   -----------------

Net increase (decrease) in cash                                331                  (2,018)             (3,585)
Opening cash balance                                           (29)                 (1,001)              7,483
Exchange movement on opening cash balance                      (64)                     14                 740
                                                   ----------------   ---------------------   -----------------
Closing cash balance                                           238                  (3,005)              4,638
                                                   ----------------   ---------------------   -----------------

                 See notes to supplemental guarantor information

     SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
                        For the year ended June 30, 1999
                                (A$ in millions)

                                                                                      The News      Guarantor         Guarantor
                                                                   News America     Corporation   Wholly Owned    Non-Wholly Owned
                                                                   Incorporated     Limited (1)   Subsidiaries (1)    Subsidiary
                                                                  --------------  --------------  --------------- ---------------
 Sales Revenues                                                              17               -              730           1,830
                                                                  --------------  -------------   --------------  --------------

 Costs and expenses                                                          66               -              623          (1,405)
 Depreciation and amortization                                                2               -               25               -
                                                                  --------------  -------------   --------------  --------------

 Total Operating Expenses                                                    68               -              648          (1,405)
                                                                  --------------  -------------   --------------  --------------

 Operating Income                                                           (51)              -               82           3,235
                                                                  --------------  -------------   --------------  --------------

 Net profit (loss) of associated entities                                   (92)              -                -             (96)
 Net profit (loss) of subsidiary entities                                 3,910             737            2,617             957
 Net borrowing costs                                                     (2,188)            351            2,442            (163)
 Dividends on exchangeable preferred securities                               -               -                -               -
                                                                  --------------  -------------   --------------  --------------
                                                                          1,630           1,088            5,059             698

 Profit before abnormals and tax                                          1,579           1,088            5,141           3,933

 Abnormal items before tax                                                  (57)              -            1,948              57
                                                                  --------------  -------------   --------------  --------------

 Profit (loss) from ordinary activities before tax                        1,522           1,088            7,089           3,990

 Income tax benefit (expense)                                              (142)              -             (203)              -
                                                                  --------------  -------------   --------------  --------------

 Net profit (loss) from ordinary activities after tax                     1,380           1,088            6,886           3,990

 Outside equity interests                                                     -               -                -               -
                                                                  --------------  -------------   --------------  --------------

 Net profit (loss) attributable to members of the parent entity           1,380           1,088            6,886           3,990
                                                                  --------------  --------------  --------------  --------------

                                                                                                               The News
                                                      Non-Guarantor    Non-Guarantor                         Corporation
                                                       Wholly Owned  Non-Wholly Owned  Reclassifications     Limited and
                                                       Subsidiaries    Subsidiaries    and Eliminations (5)  Subsidiaries
                                                      -------------  ----------------  -------------------  ------------
Sales Revenues

Costs and expenses                                           8,261           13,461             (2,525)          21,774
Depreciation and amortization                         ------------     ------------        -----------        ---------

                                                             6,824           15,046             (2,642)          18,512
Total Operating Expenses                                       278              203                  2              510
                                                      ------------     ------------        -----------        ---------

Operating Income                                             7,102           15,249             (2,640)          19,022
                                                      ------------     ------------        -----------        ---------

Net profit (loss) of associated entities                     1,159           (1,788)               115            2,752
Net profit (loss) of subsidiary entities              ------------     ------------        -----------        ---------
Net borrowing costs
Dividends on exchangeable preferred securities                (478)             (27)               148             (545)
                                                                 -                -             (8,221)               -
                                                             2,897             (161)            (3,951)            (773)
                                                               (80)               -                  -              (80)
Profit before abnormals and tax                       ------------     ------------        -----------        ---------
                                                             2,339             (188)           (12,024)          (1,398)
Abnormal items before tax
                                                             3,498           (1,976)           (11,909)           1,354

Profit (loss) from ordinary activities before tax           (1,024)            (119)              (646)             159
                                                      ------------     ------------        -----------        ---------
Income tax benefit (expense)
                                                             2,474           (2,095)          (12,555)            1,513

Net profit (loss) from ordinary activities after tax           (66)            (227)               288             (350)
                                                      ------------     ------------        -----------        ---------
Outside equity interests
                                                             2,408           (2,322)           (12,267)           1,163
Net profit (loss) attributable to members of the
 parent entity                                                   3                -                (78)             (75)
                                                      ------------     ------------        -----------        ---------

                                                             2,411           (2,322)           (12,345)           1,088
                                                      ------------     ------------        -----------        ---------

                 See notes to supplemental guarantor information

      SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                               As of June 30, 1999
                                (A$ in millions)

                                                                       The News        Guarantor         Guarantor     Non-Guarantor
                                                      News America   Corporation     Wholly Owned    Non-Wholly Owned  Wholly Owned
                                                       Incorporated   Limited (1)  Subsidiaries (1)     Subsidiary     Subsidiaries
                                                      -------------  ------------  ----------------  ----------------  -------------
ASSETS

  Current Assets
  Cash                                                       1,347             -             5,327                 -           1,839
  Receivables                                                   13             -               171                 -           1,604
  Inventories                                                    -             -                40                 -             516
  Prepaid Expenses & Other                                      51             -                25                16             194
                                                      -------------  ------------  ----------------  ----------------  -------------

Total Current Assets                                         1,411             -             5,563                16           4,153
                                                      -------------  ------------  ----------------  ----------------  -------------

Investments
  Equity in Associated Companies & Other Investments        25,300             -             1,697            11,632           9,749
  Intragroup Investments                                     4,353        20,498            28,968               950          14,922
                                                      -------------  ------------  ----------------  ----------------  -------------

Total Investments                                           29,653        20,498            30,665            12,582          24,671
                                                      -------------  ------------  ----------------  ----------------  -------------

Property, Plant and Equipment - Net                             10             -               935                 -           2,534
                                                      -------------  ------------  ----------------  ----------------  -------------

Other Assets
  Intercompany                                             (15,449)         (791)           (5,618)           (2,000)         24,802
  Goodwill                                                       -             -                 -                 -             200
  Publishing Rights, Titles and TV Licenses                    189             -               292                 8           5,864
  Long Term Receivables                                         67             -                63                 -             242
  Inventories                                                    -             -                 -                 -             108
  Prepaid Expenses and Other                                   285             -               196                 -              49
                                                      -------------  ------------  ----------------  ----------------  -------------

Total Other Assets                                         (14,908)         (791)           (5,067)           (1,992)         31,265
                                                      -------------  ------------  ----------------  ----------------  -------------

TOTAL ASSETS                                                16,166        19,707            32,096            10,606          62,623
                                                      -------------  ------------  ----------------  ----------------  -------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Interest bearing liabilities                                 322             -                 -                 -             160
  Other current liabilities                                    994            96             1,442                90           2,248
                                                      -------------  ------------  ----------------  ----------------  -------------

Total Current Liabilities                                    1,316            96             1,442                90           2,408

Non-current Liabilities
  Interest bearing liabilities                              12,566             -                 -                 -             259
  Other non-current liabilities                              1,017             -               167               443             740
                                                      -------------  ------------  ----------------  ----------------  -------------

Total Non-Current Liabilities                               13,583             -               167               443             999
                                                      -------------  ------------  ----------------  ----------------  -------------

Exchangeable Preferred Securities                            1,214             -                 -                 -           1,477

Stockholders' Equity                                            53        19,611            30,487            10,073          57,739
                                                      -------------  ------------  ----------------  ----------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  16,166        19,707            32,096            10,606          62,623
                                                      =============  ============  ================  ================  =============


                                                                                                      The News
                                                          Non-Guarantor                              Corporation
                                                         Non-Wholly Owned    Reclassifications       Limited and
                                                          Subsidiaries      and Eliminations (5)     Subsidiaries
                                                        -----------------   --------------------    --------------
ASSETS

Current Assets
   Cash                                                              (29)                (1,001)            7,483
   Receivables                                                     2,465                   (312)            3,941
   Inventories                                                     1,136                     59             1,751
   Prepaid Expenses & Other                                           95                     (1)              380
                                                        -----------------   --------------------    --------------

Total Current Assets                                               3,667                 (1,255)           13,555
                                                        -----------------   --------------------    --------------

Investments
Equity in Associated Companies & Other Investments                13,566                (51,704)           10,240
Intragroup Investments                                                 -                (69,691)                -
                                                        -----------------   --------------------    --------------

Total Investments                                                 13,566               (121,395)           10,240
                                                        -----------------   --------------------    --------------

Property, Plant and Equipment - Net                                2,002                    (10)            5,471
                                                        -----------------   --------------------    --------------

Other Assets
   Intercompany                                                     (184)                  (760)                -
   Goodwill                                                          233                     30               463
   Publishing Rights, Titles and TV Licenses                      10,616                  2,629            19,598
   Long Term Receivables                                             515                   (339)              548
   Inventories                                                     2,828                     78             3,014
   Prepaid Expenses and Other                                        581                    (28)            1,083
                                                        -----------------   --------------------    --------------

Total Other Assets                                                14,589                  1,610            24,706
                                                        -----------------   --------------------    --------------

TOTAL ASSETS                                                      33,824               (121,050)           53,972
                                                        -----------------   --------------------    --------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Interest bearing liabilities                                        -                   (140)              342
   Other current liabilities                                       4,378                 (2,143)            7,105
                                                        -----------------   --------------------    --------------

Total Current Liabilities                                          4,378                 (2,283)            7,447

Non-current Liabilities
   Interest bearing liabilities                                        -                      -            12,825
   Other non-current liabilities                                   2,681                 (1,148)            3,900
                                                        -----------------   --------------------    --------------

Total Non-Current Liabilities                                      2,681                 (1,148)           16,725
                                                        -----------------   --------------------    --------------

Exchangeable Preferred Securities                                      -                      -             2,691

Stockholders' Equity                                              26,765               (117,619)           27,109
                                                        -----------------   --------------------    --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        33,824               (121,050)           53,972
                                                        =================   ====================    ==============

                 See notes to supplemental guarantor information

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                        For the year ended June 30, 1999
                                (A$ in millions)

                                                                        The News      Guarantor         Guarantor
                                                         News America  Corporation  Wholly Owned     Non-Wholly Owned Non-Guarantor
                                                        Incorporated     Limited    Subsidiaries (1)    Subsidiary     Subsidiaries
                                                       --------------- ----------  ----------------    -------------  --------------
Operating activity
Net profit (loss) attributable to members of the
   parent entity                                            1,380         1,088           6,886            3,990           2,411
Adjustment for non-cash and non-operating activities
   Net profit (loss) from associated entities                 (21)            -               -               89             119
   Net profit (loss) from subsidiary entities              (3,910)         (737)         (2,624)            (950)              -
   Depreciation and amortization                                2             -              25                -             278
   Net loss (gain) on sale of non-current assets              312             -          (2,010)             (57)          1,373
   Provisions and other                                        32             -              93                -            (119)
   Change in related balance sheet accounts                 2,093            95           1,464           (7,118)         (3,704)
                                                           ------        ------          ------           ------          ------
Cash (used) provided by operating activity                   (112)          446           3,834           (4,046)            358
                                                           ------        ------          ------           ------          ------

Investing and other activity
   Property, plant and equipment                               (5)            -              (6)               -            (230)
   Investments                                               (278)            -             (94)             (20)           (736)
   Proceeds from sale of non-current assets                 1,023             -              12                -             263
                                                           ------        ------          ------           ------          ------
Cash used in investing activity                               740             -             (88)             (20)           (703)
                                                           ------        ------          ------           ------          ------

   Financing activity
   Issuance of debt                                           302             -               -                -               -
   Repayment of debt                                          (41)            -               -                -             (42)
   Issuance of shares in a subsidiary                           -             -               -            4,066               -
   Issuance of shares                                           -            59             499                -             744
   Buyback of preferred shares                                  -          (740)              -                -               -
   Dividends paid                                               -           234            (363)               -            (131)
   Leasing and other finance costs                             (3)            -              (1)               -             (34)
                                                           ------        ------          ------           ------          ------
Cash provided (used) by financing activity                    258          (447)            135            4,066             537
                                                           ------        ------          ------           ------          ------

Net increase (decrease) in cash                               886            (1)          3,881                -             192
Opening cash balance                                          503             1           1,757                -           2,126
Exchange movement on opening cash balance                     (42)            -            (311)               -            (479)
                                                           ------        ------          ------           ------          ------
Closing cash balance                                        1,347             -           5,327                -           1,839
                                                           ------        ------          ------           ------          ------

                                                                                                          The News
                                                                Non-Guarantor                            Corporation
                                                              Non-Wholly Owned    Reclassifications      Limited and
                                                               Subsidiaries      and Eliminations (5)    Subsidiaries
                                                             ----------------   ---------------------   --------------
Operating activity
Net profit (loss) attributable to members of the
   parent entity                                                 (2,322)               (12,345)               1,088
Adjustment for non-cash and non-operating activities
    Net profit (loss) from associated entities                       27                    (12)                 202
    Net profit (loss) from subsidiary entities                        -                  8,221                    -
    Depreciation and amortization                                   203                      2                  510
    Net loss (gain) on sale of non-current assets                   119                    646                  383
    Provisions and other                                             52                     61                  119
    Change in related balance sheet accounts                      2,944                  3,214               (1,012)
                                                                -------                -------              -------
Cash (used) provided by operating activity                        1,023                   (213)               1,290
                                                                -------                -------              -------

    Investing and other activity
    Property, plant and equipment                                  (484)                    23                 (702)
    Investments                                                    (281)                   (36)              (1,445)
    Proceeds from sale of non-current assets                        172                      -                1,470
                                                                -------                -------              -------
Cash used in investing activity                                    (593)                   (13)                (677)
                                                                -------                -------              -------

Financing activity
    Issuance of debt                                                  -                      -                  302
    Repayment of debt                                              (366)                     -                 (449)
    Issuance of shares in a subsidiary                                -                      -                4,066
    Issuance of shares                                                -                 (1,258)                  44
    Buyback of preferred shares                                       -                      -                 (740)
    Dividends paid                                                    -                      -                 (260)
    Leasing and other finance costs                                   -                     (1)                 (39)
                                                                -------                -------              -------
Cash provided (used) by financing activity                         (366)                (1,259)               2,924
                                                                -------                -------              -------

Net increase (decrease) in cash                                      64                 (1,485)               3,537
Opening cash balance                                                (88)                    15                4,314
Exchange movement on opening cash balance                            (5)                   469                 (368)
                                                                -------                -------              -------
Closing cash balance                                                (29)                (1,001)               7,483
                                                                -------                -------              -------

                 See notes to supplemental guarantor information

                  THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

                       SUPPLEMENTAL GUARANTOR INFORMATION

Notes to Supplemental Guarantor Information

(1) Guarantors consist of The News Corporation Limited ("TNCL") and the following subsidiaries:

Wholly Owned Subsidiaries

FEG Holdings, Inc. .............................     Subsidiary which owns 85.32% of Fox Entertainment
                                                     Group, Inc. ("FEG").

HarperCollins Publishers Inc. ..................     Holding company for the U.S. book publication and
                                                     distribution operations.

News Publishing Australia Limited...............     U.S. holding company. Owns an interest in News
                                                     America Incorporated ("NAI").

News America Marketing FSI, Inc. ...............     Subsidiary which publishes free-standing inserts
                                                     ("FSI")

HarperCollins (UK)..............................     Holding company for the UK and Australian book
                                                     publication and distribution operations.

Newscorp Investments ...........................     UK holding company.  Owns News International plc
                                                     and News Finance Pty. Limited.

News International plc .........................     Holding company for the UK operating divisions.
                                                     Principal subsidiaries include News Group
                                                     Newspapers Limited and Times Newspapers Limited,
                                                     which publish national, daily and Sunday
                                                     newspapers.  Also owns Times Supplements Limited,
                                                     which  produces educational publications.  Other
                                                     major subsidiaries are principally involved in finance,
                                                     including News Publishers Limited (92.3% owned).
                                                     Owns an interest in NAI.

News Securities B.V. (Netherlands) .............     Group financing company.

News Limited ...................................     Holding company for Australian operations. Its
                                                     wholly owned subsidiaries, The Herald and Weekly Times
                                                     Limited and Nationwide News Pty. Limited, publish newspapers for both the suburban and/or city markets in most States of
                                                     Australia. Owns 49.73% of Independent Newspapers Limited, a
                                                     New Zealand based newspaper publisher. Owns 50% of the
                                                     Adelaide Australia newspaper, Sunday Mail. Owns 20% of
                                                     Computer Power Limited. Owns Festival Records, a
                                                     manufacturer and publisher of pre-recorded cassettes and
                                                     compact discs.

                  THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

Notes to Supplemental Guarantor Information

Non-Wholly Owned Subsidiary

Fox Entertainment Group, Inc. ..................     Entertainment company whose assets include
                                                     Twentieth Century Fox Film Corporation, Fox
                                                     Broadcasting Company and Fox Television Stations,
                                                     Inc.

(2) In November 1998, FEG, a subsidiary of TNCL, issued 124.8 million shares of its Class A common stock in an initial public offering. The shares issued represented an equity interest of approximately 18.6%. As a result of this transaction, FEG has been classified in the "Guarantor Non-Wholly Owned Subsidiary" column and FEG's subsidiaries have been included in the "Non-Guarantor Non-Wholly Owned Subsidiaries" column. In addition, TNCL has agreed to indemnify FEG from and against any liabilities it may incur pursuant to its guarantees. As of December 31, 2001, TNCL holds approximately 177.6 million shares of FEG's Class A common stock, representing an equity interest of approximately 85.32%.

(3) During the fiscal year ended June 30, 2001, TNCL's Revolving Credit Agreement was amended to release certain operating subsidiaries of TNCL as guarantors and to exclude all subsidiaries of FEG and any subsidiary of TNCL which is subject to any restriction, contractual or otherwise, which would prohibit or restrict such subsidiary from becoming a guarantor. Correspondingly, under the terms of the various supplemental indentures governing TNCL's public indebtedness, such subsidiaries have also been released or excluded. As a result, certain reclassifications have been made to the supplemental condensed combining financial information for all prior periods presented in order to accurately reflect the current guarantor structure under the amended Revolving Credit Agreement.

(4) Investments in Group subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company's investment account and earnings.

(5) Certain reclassifications were made to conform the supplemental condensed consolidating financial information to the financial presentation of the Group. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

(6) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including TNCL, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of TNCL and the guarantors of NAI's senior public indebtedness, including TNCL, differ it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of TNCL and its subsidiaries